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                                                                     EXHIBIT 2.1




                            STOCK PURCHASE AGREEMENT



This STOCK PURCHASE AGREEMENT ("Agreement") is made this 16 day of December, 1997, by and between, on one side:


     Schweitzer-Mauduit International, Inc., organized and existing under the laws of Delaware, U.S.A. ("Buyer")

     and, on the other side

     Souza Cruz S.A., a company with its head-office at Rua da Candelaria, 66, in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil, registered with the Federal Taxpayers' Registry under CGC No. 33.009.911/0001-39 ("Seller"); and

     Contab Participacoes Ltda., a company with its head-office at Rua da Candelaria, 66, in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil, registered with the Federal Taxpayers' Registry under CGC No. 42.591.685/0001-38 ("Contab").

                                    RECITALS

A. The Seller is presently the sole owner of all of the issued and outstanding capital stock of Companhia Industrial de Papel Pirahy, a company with its head-office at Santanesia, in the City of Pirai, State of Rio de Janeiro, Brazil, registered with the Federal Taypayers' Registry under CGC No. 33.073.008/0001-37;

B. Companhia Industrial de Papel Pirahy is engaged in the business of manufacturing cigarette related papers and other kinds of paper;

C. The Buyer desires to acquire and the Seller desires to sell, transfer and convey to the Buyer, upon the terms and conditions set forth in this Agreement, all the shares of the capital stock of Companhia Industrial de Papel Pirahy.

D. The Seller is a publicly held company with shares traded in the stock market and, under Brazilian law, the Seller's shareholders have preemptive rights to acquire shares of Companhia Industrial de Papel Pirahy offered for sale, in proportion to their holdings in the capital of the Seller, with a further right to acquire additional shares offered for sale for which no other shareholder of the Seller has exercised preemptive rights.

E. Contab holds no less than 75% of the issued outstanding shares of the capital stock of the Seller and consequently has itself preemptive rights to acquire from the Seller at least 75% of the shares of Companhia Industrial de Papel Pirahy.
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F.   Contab agrees to sell to the Buyer any shares of the capital stock of
     Companhia Industrial de Papel Pirahy acquired by it by virtue of the operation of the preemptive rights referred to in Recital D above.

G. If, by virtue of the operation of the preemptive rights, the Seller is not able to sell to the Buyer all of the issued and outstanding shares of the capital of Companhia Industrial de Papel Pirahy, the Buyer agrees to acquire all the shares of Companhia Industrial de Papel Pirahy owned by the Seller or Contab at Closing provided such shares represent at least 75% of all the issued and outstanding share capital.

Accordingly, the parties, in consideration of the foregoing and of the mutual agreements set forth herein, agree as follows:

1.   DEFINITIONS

     The following terms shall have the respective meanings specified:

     1.1 "Assets" means all right, title and interest in and to all of the assets, both tangible and intangible, of the Company.

     1.2 "Art Coated Supply Agreement" means the Agreement between the Seller and the Company to be entered into on or prior to Closing in form set out in
Schedule 8.

     1.3 "CADE" means the "Conselho Administrativo de Defesa Economica", an independent administrative body created by Law 4.137/62, as modified.

     1.4 "Claims Assignment Agreement" means the Agreement in the form set out in Schedule 7 evidencing the assignment by the Company to the Seller of (i) the legal claims and (ii) the credits regarding refunds requested or to be applied for through an administrative procedure referred to in Schedule 4;

     1.5 "Closing Date" means the date of completion of the sale of the Sale Shares as referred to in Clause 8.1

     1.6  "Company" means Companhia Industrial de Papel Pirahy.

     1.7 "Confidentiality Agreement" means the agreement dated July 18, 1997 between the Seller and the Buyer relating to keeping the information about the Company confidential.

     1.8 "Contaminant" means any hazardous waste, hazardous substance or other substance which requires remediation under Environmental Law.

     1.9 "Continuing Directors" shall mean Messrs. Paulo Monnerat and Waldyr Ribeiro.
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     1.10 "Data Room" means the room containing information about the Company located at the office of the Seller's solicitors.

     1.11 "Disclosure Letter" means the letter dated with the same date as this Agreement from the Seller and or Contab to the Buyer setting out the matters disclosed against the Warranties. The Disclosure Letter is an integral part of this Agreement and shall be deemed incorporated by reference into the terms of this Agreement.

     1.12 "Environmental Laws" means any applicable federal, state and local law and the rules and regulations promulgated thereunder in effect on the Closing Date and pertaining to the protection of human health and air, water or land, and a final order or decree pursuant thereto or a final and binding settlement agreement respecting the Company under such law, rules and regulations.

     1.13 "Financial Statements" means the audited balance sheets and related statements of income and expense of the Company dated December 31, 1996.

     1.14 "Hotel" means the hotel located on the premises of the Company and on the lots registered with the Real Estate Registry under nos.
05.01.004.0199.001-9, 05.01.004.0159.001-4 and 05.01.004.0146.001-7.

     1.15 "Hotel Dividend" means a dividend to be paid by the Company to the Seller representing the sale proceeds paid by the Seller on the purchase of the Hotel, in an amount equal to the book value of the hotel.

     1.16 "Intellectual Property Rights" means (a) all inventions (whether patentable or unpatentable), and all patents, patent applications and patent disclosures (b) all trademarks, service marks, trade dress, logos, trade names and corporate names, and all applications, registrations and renewals in connection therewith, (c) all trade secrets, including non-patented inventions, discoveries, processes, improvements, know-how and confidential business information; (d) all copyrights including rights in computer software (including data and related documentation); (e) all other proprietary rights, (f) all contracts, agreements and licenses related to (a) to (e) above; (g) all intangible and intellectual property rights used by the Company in conducting its business, including all permits, grants or licensees running to or from the Company in connection with (a) to (f) above, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

     1.17 "Ordinary Course of Business" means the ordinary and usual course of business consistent with lawful past custom and practice (including with respect to quantity and frequency).

     1.18 "Party" means any party to this Agreement and "Parties" shall be construed accordingly.

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     1.19 "PURCHASE PRICE" means the amount paid by Buyer to Seller or Contab, as the case may be, for the Sale Shares pursuant to Clause 3.

     1.20 "PURCHASING SUBSIDIARY" means any direct or indirect subsidiary of the Buyer in which the Buyer owns a majority of the voting equity.

     1.21 "PRE-SALE DIVIDEND" means the cash dividend to be paid by the Company to the Seller before the Closing in such sum so that the cash balance of the Company on the Closing Date will be no less than the Reais equivalent (at the US$/Real commercial sell rate published in the Gazeta Mercantil on the Closing Date) of US$ 1,500,000;

     1.22 "RELEVANT CLAIM" means any claim by the Buyer involving or relating to a breach of a Warranty, undertaking, covenant or agreement contained in this Agreement.

     1.23 "SECURITY INTEREST(S)" means any mortgage, pledge, lien, encumbrance, title retention, charge or other security interest of any kind whatsoever.

     1.24 "SALE SHARES" means the Shares which the Seller or Contab will hold, after the shareholders of the Seller have exercised their preemptive rights to acquire the Shares from the Seller, pursuant to Clause 6, but in no event shall Sale Shares be less than 75% of the Shares.

     1.25 "SHARES" means all the shares of the issued and outstanding capital of the Company.

     1.26 "SISAL CONTRACT" means the supply agreement entered into between the Company and Lwarcel Celulose Ltda. for the supply of cellulose fiber made of sisal dated of April 1st, 1997.

     1.27 "SOFTWARE SHARING AGREEMENTS" means the agreements entered into between the Company, the Seller and Oracle and Sispro respectively, to be entered into at Closing in substantially the form set out in Schedule 1.

     1.28 "TRANSITIONAL SERVICES AGREEMENT" means the agreement between the Company and the Seller to be entered into at Closing in the form set out in
Schedule 2.

     1.29 "SUPPLY AGREEMENT" means the agreement between the Seller and the Company to be entered into at Closing in the form set out in Schedule 3.

     1.30 "TAX(ES)" means any and all "tributos" imposed under Article 145 of the 1988 Brazilian Federal Constitution, as well as any and all "contribuicoes" imposed under Article 195 of that Constitution, together with any interest thereon, any monetary indexation or correction thereof, any penalties, and any additional amounts with respect thereto, whether disputed or not.
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     1.31      "TAX RETURN" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment or amendment thereto, filed or required to be filed with any tax authority.

     1.32 "WARRANTY" means any representation or warranty given by the Seller to the Buyer as set out in Clause 4 or given by Buyer to Seller as set out in Clause 4 or given by Buyer to Seller as set out in Clause 5 and "WARRANTIES" shall be construed accordingly.

     1.33 References to "Clauses" and to "Schedules" shall mean schedules to and clauses of this Agreement.

2.   PURCHASE AND SALE

     On the terms and subject to the conditions set forth in this Agreement, the Seller or, if applicable, Contab, hereby agrees to sell, assign and transfer to the Buyer or to a Purchasing Subsidiary all the Sale Shares and the Buyer hereby agrees to purchase or to procure that a Purchasing Subsidiary purchases from the Seller or, if applicable, from Contab on the Closing Date all the Sale Shares provided the Sale Shares comprise no less than 75% of the total issued share capital of the Company.

3.   PURCHASE PRICE AND PAYMENT

     3.1 PURCHASE PRICE. The purchase price for the Sale Shares shall be that percentage of US$ 62,000,000 which is equal to the percentage which the Sale Shares comprise of the Shares, being approximately US$ 0.2028 per share.

     3.2 METHOD OF PAYMENT. Payment of the Purchase Price shall be made by the Buyer or the Purchasing Subsidiary to the Seller or Contab on the Closing Date, in proportion to the Seller's or Contab's holdings in the capital of the Company on such date, by electronic transfer of immediately available funds to the bank accounts specified in Clause 8.2, provided all conditions herein have been fully satisfied.

4.   REPRESENTATIONS AND WARRANTIES OF THE SELLER AND CONTAB

     The Seller and Contab jointly and severally hereby make the following representations and warranties to the Buyer:

     4.1 CORPORATE STATUS. The Company is duly organized and validly existing and in good standing under the laws of Brazil, and has the corporate power to own its Assets and carry on its business as now being conducted.

     4.2 SUBSIDIARIES AND OTHER AFFILIATES. The Company does not own directly or indirectly any interest in any other person or entity, except for non-material equity interests represented by shares acquired with fiscal incentives.
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     4.3       CAPITALIZATION.

     4.3.1 The capital of the Company consists of 305,690,100 shares of issued and outstanding common stock all which are presently owned by the Seller free and clear of any and all Security Interests, agreements or claims of any kind whatsoever. Such shares are duly authorized, validly issued, fully paid and non-assessable.

     4.3.2 Except for the preemptive rights described hereinabove, there are no outstanding or authorized options, warrants, purchase rights, conversion rights, exchange rights, or other contracts or commitments that could require the Company to issue, sell, transfer, or otherwise dispose of any of the Shares.

     4.3.3 On the Closing Date, the Seller or Contab will own all the Sale Shares free and clear of any and all Security Interests, agreements or claims of any kind whatsoever and the Sale Shares will represent no less than seventy five percent (75%) of the Shares.

     4.4       CORPORATE AUTHORITY.

     4.4.1 The Seller and Contab have the legal right, power and authority to enter into this Agreement and to transfer, assign and deliver the Sale Shares as provided in this Agreement, subject to the terms hereof.

     4.4.2 The execution and delivery of this Agreement, and other agreements and documents to be executed and delivered by Seller at the Closing, and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate or other action of the Seller, Contab and the Company (as relevant), and constitute the legal, valid and binding obligation of the Seller, Contab and the Company (as relevant), enforceable against the Seller, Contab and the Company (as relevant) in accordance with their terms.

     4.4.3 Entry in the Books of Transfer of Registered Shares and in the Book of Register Nominative Shares of the Company will convey to Buyer good and marketable title to the Sale Shares, free and clear of any and all Security Interests, agreements or claims of any kind whatsoever.

     4.5 RESTRICTIONS. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will conflict with or result in a breach of, or give rise to a right of termination of, or accelerate the performance required by, any terms of any court order, consent decree, license, contract or other agreement or permit to which the Company is subject or a party, or constitute a default thereunder, or result in the creation of any Security Interest upon any of the Sale Shares or the Assets, or violate any of the provisions of the Bylaws of the Company.

     4.6 FINANCIAL STATEMENTS. The Financial Statements are consistent with the books and records of the Company and present fairly the financial position of the Company as of the date of the balance sheet and the results of its operations for the periods stated, in accordance
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with accounting practices emanating from Brazilian corporate law and applicable professional accounting standards, and applied on a consistent basis throughout the referenced periods.

     4.7 Actions Since the date of the Financial Statements. Since the date of the Financial Statements, the business of the Company has been conducted in the Ordinary Course of Business and the Company has not:

     (a) entered into any transaction or engaged in borrowing from or lending to any third party in any case other than in the Ordinary Course of Business or offered to enter into any transaction with a third party other than in the Ordinary Course of Business;

     (b) other than as set out in Section C "Litigation" of the Disclosure Letter, satisfied and discharged any claim of any kind, or any lien, or paid any loan, obligation or liability other than current liabilities incurred since that date in the Ordinary Course of Business;

     (c) other than as set forth in the Collective Bargaining Agreement dated May 21, 1997, made or agreed to make any general wage or salary increase or any increase in compensation payable or to become payable to any officers or management employees, including pension benefits;

     (d) mortgaged, pledged, charged or subjected to lien or other encumbrance any of its Assets other than vendor financing in the Ordinary Course of Business;

     (e) other than as set out in Section C "Bad Debt Reserve" of the Disclosure Letter, sold or transferred any of its Assets or prepaid, made a reserve for possible lack of payment or canceled any debts or claims, in either case having a value in excess of US$100,000 except in each case in the Ordinary Course of Business;

     (f) other than as set out in Section C "Intellectual Property" of the Disclosure Letter, sold, assigned or granted rights under Intellectual Property Rights of the Company or allowed any Intellectual Property Right to expire or lapse;

     (g)  issued or agreed to issue any share or loan capital;

     (h) acquired any other business or entered into any licensing arrangement or joint venture;

     (i) become involved or threatened with any labor dispute which has had or could have a material adverse effect on the Company or its financial condition;

     (j) suffered any damage or destruction of the Assets, whether or not covered by insurance, materially and adversely affecting the financial performance or business operations of the Company;
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                                       8




     (k) other than as set out in Section C "Dividends" of the Disclosure Letter, declared or paid any dividend or paid any interest as remuneration upon capital;

     (l) other than agreeing to a consignment arrangement with the Seller for an inventory of products manufactured by the Company, as set out in Section C "Conditions of Sale" of the Disclosure Letter, materially changed the terms and conditions applicable to the sale of its products;

     (m) made any capital expenditure other than in the Ordinary Course of Business;

     (n) failed to maintain the books and records of the Company in the Ordinary Course of Business and consistent with the Financial Statements;

     (o) other than as set out in Section C "Material Adverse Change" of the Disclosure Letter, suffered any material adverse change in respect to its business operations or financial condition taken as a whole and so far as the Seller is aware there are no facts or events which might give rise to such change.

     4.8 Intellectual Property. The Company is the absolute owner of or has a contractual right to use all the Intellectual Property Rights used by the Company in its business and operations and necessary to conduct its business and operations as currently conducted.

     4.9 Real Property and Leases. The Disclosure Letter contains a list of all real property owned, leased, utilized or intended to be utilized in the conduct of the Company's business (the "Real Property"). The Company holds the Real Property free and clear with no defects of title whatsoever. The Company has all easements and rights of ingress and egress necessary for utilities and services and for all easements and rights of ingress and egress necessary for utilities and services and for all operations conducted on the Real Property. Seller and Contab have no knowledge of and have not received any notice of (i) intended public improvement which would involve any charge being levied or assessed or which would result in the creation of any lien upon the Real Property or (ii) any intended or proposed federal, state or local statue, ordinance or requirement (including, but not limited to zoning changes) which would adversely affect the use of the Real Property as currently used. Seller, Contab and the Company are not the lessees of any Real Property. There is no condemnation pending and Seller and Contab do not have any knowledge of any threatened or contemplated condemnation proceeding affecting the Real Property or any part thereof or of any sale or other disposition of the Real Property or any part thereof in lieu of condemnation.

     4.10      Company Assets

     4.10.1 For the purpose of this Warranty 4.10 "Assets" shall not include Real Property. Set forth in Exhibit 9 of the Disclosure Letter is a list of tangible Assets of the Company.

     4.10.2 Other than as set out in Exhibit 9 of the Disclosure Letter all of the Assets are
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such policies (including the payment of all premiums due). Arrangements have already been made to cancel all such policies, effective upon notice to be issued in conjunction with the Closing.

     4.13      Litigation

     4.13.1 Other than as set out in Section C "Litigation" of the Disclosure Letter, except as plaintiff in the collection of debts arising in the Ordinary Course of Business, the Company is not a plaintiff or defendant in or otherwise a party to any litigation, arbitration or administrative proceedings which are in progress or pending by or against or concerning the Company or any of its Assets.

     4.13.2 No governmental or official investigation or inquiry concerning the Company is in progress or pending, other than as set out in Section C "CADE's Administrative Proceeding" of the Disclosure Letter.

     4.13.3 So far as the Seller and Contab or the Company are aware there are no circumstances which are likely to give rise to any governmental or official proceeding, investigation or inquiry.

     4.14      Compliance with Laws.

     4.14.1 The Company has conducted its business and corporate affairs in accordance with its statutory documents and, in all material respects, with all applicable laws, regulations and permits.

     4.14.2 The Company is not in default of any order, decree or judgment of any court or any governmental or regulatory authority.

     4.14.3 The Company has obtained all licenses, permissions, authorizations and consents required for carrying on its business effectively in the places and in the manner in which such business is now carried on.

     4.14.4 So far as the Seller, Contab and the Company are aware there are no circumstances which indicate that any of the licenses, permissions authorizations or consents referred to in Warranty 4.14.3 will be revoked or not renewed in whole or in part in the ordinary course of events.

     4.14.5 Except for the filing with CADE for approval of the transactions contemplated by this Agreement and the Supply Agreement, the execution and delivery by the Seller and Contab of this Agreement and the performance by the Seller and Contab of their obligations hereunder do not require Seller and Contab to obtain any consent, approval or action of, or make any filing with or give any notice to, any court or governmental or regulatory body or, with respect to the Company's contracts, any other person.
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                                       11

                  4.14.6 None of the officers, directors or executive employees of the Company, Seller or Contab, nor any entity in which such officers, directors or executive employees has any equity interest (i) owns, directly or indirectly, in whole or in part, any tangible or intangible property or any of the Assets or Real Property that the Company uses in the conduct of its business, or (ii) has an interest in any contract or agreement pertaining to the Company, or (iii) owes any money to the Company (other than travel advances made in the Ordinary Course of Business), or to Seller's knowledge, has any cause of action against the Company, or (iv) has purchased products or services from the Company or provided products or services to the Company.

                  4.15 Trade Union Activity. Except as set out in Section C "Trade Union Activities" of the Disclosure Letter, there has not been during the last five years, nor is there any dispute between the Company and a material number of employees of the Company or involving any trade union representing such employees and, so far as the Seller, Contab and the Company are aware, there are no present circumstances which are likely to give rise to any such dispute.

                  4.15.1 Except for the Collective Bargaining Agreement dated May 21, 1997 and the two profit sharing plans dated January and May 1997, respectively, the Company, Seller and Contab are not parties to nor in any way bound by any union or collective bargaining contract relating to the employees of the Company.

                  4.16 Employees; Employee Benefits.

                  4.16.1 Section C "Employees" of the Disclosure Letter contains a full list of employees of the Company showing by reference to Exhibit 9 the appropriate grades or categories the remuneration payable and other principal benefits which the Company is bound to provide.

                  4.16.2 Other than as reserved in the Financial Statements, the Company has no liability for breach or termination of any employment contract, any severance payment, protective award or compensation for wrongful dismissal or unfair dismissal.

                  4.16.3 Other than the litigation described in Section C "Litigation" of the Disclosure Letter, there are not pending or threatened any written charges or written complaints of discrimination before any court or local agency with respect to the Company.

                  4.17 Taxes.

                  4.17.1 Since the date of the Financial Statements, the Company has not entered into or been a party to any transaction which will or may give rise to a liability for Taxes (other than profits, turnover and other taxes arising in the Ordinary Course of Business).

                  4.17.2 The Company has filed with the appropriate governmental agencies all Tax Returns required to be filed. All such Tax Returns have been prepared in accordance with
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applicable tax legislation rules and regulations, and all Taxes shown or claimed to be due thereon have been paid on the due dates.

         4.18 Pensions and Other Benefits

         4.18.1 The sole pension and retirement benefits payable to the employees of the Company beyond mandatory Brazilian statutory or regulatory obligations are the benefits payable under the pension plan sponsored by the Company and Seller and operated by FASC.

         4.18.2 There is set out in the Disclosure Letter a list of all employees eligible to participate in the pension benefits referred to in Warranty 4.18.1 above.

         4.18.3 The Company will incur no liability arising from the termination of the sponsorship by the Company of the pension plan operated by FASC as of the Closing Date. Upon termination of its sponsorship of the pension plan operated by FASC, the Company will have no obligation to provide employees with any supplemental retirement benefits.

         4.19 Environmental Matters

         4.19.1 Other than as set out in Section C "Environmental Matters" of the Disclosure Letter, the Company has obtained from the relevant Brazilian environmental authorities all the necessary permits and clearances to run and operate its factory in the way it is currently being run and operated.

         4.19.2 The Company has not during the five years ending on the date of this Agreement been involved in a civil, criminal, arbitration, administrative or other proceeding concerned with the pollution or protection of the environment, including air, water and land, or harm to or the protection of the health of humans, animals or plants in any jurisdiction.

         4.19.3 Other than set out in Section C "Environmental Matters" of the Disclosure Letter, there is and has been no governmental or other investigation, inquiry, complaint, administrative action or disciplinary proceeding relating to the pollution or protection of the environment, including air, water and land, or harm to or the protection of the health of humans, animals or plants concerning the Company, and as far as the Seller, Contab and Company are aware none is pending or threatened.

         4.19.4 The Company has no obligation to make good, repair, reinstate or clean up land or any other asset on or before the date of this Agreement owned occupied possessed or used by the Company and, as far as the Seller, Contab and the Company are aware, none is pending or threatened.

         4.19.5 Other than set out in Section C "Environmental Matters" of the Disclosure Letter, no Contaminant is present on, in, under, about or above the Real Property or any facilities operated by the Company in an amount that would individually or in the aggregate have a material adverse effect on the financial condition or business of the Company, taken as





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                                       13


a whole.

         4.19.6 The Company is not in breach of any Environmental Laws.

         4.20 Insolvency. No order has been made, petition presented or meeting convened for the purpose of considering a resolution for the winding up of the Company or for the appointment of a liquidator. No receiver has been appointed in respect of the whole or any part of any of the property assets or undertaking of the Company.

         4.21 Software. The Company shall have the right to use all software used by it in operating its business, including software referred to in the Software Sharing Agreements for a period of 12 (twelve) months after Closing with no fee or penalty.

         4.22 Vendor Financing. The financing contract between the Company and Banco Itau providing for financing for the sale of the Company's products is in full force and effect. There are no existing liabilities of the Company with respect to such financing.

         4.23 Working Capital. The level of working capital (defined as the difference between current assets and current liabilities, net of cash) of the Company as of the Closing Date will be adequate and appropriate in relation to the current trading requirements of the Company. Inventories and accounts payable as of the Closing Date shall be at levels which are in the Ordinary Course of Business.

         4.24 Sisal Contract. The Company has no potential or existing liability in respect to the termination of the Sisal Contract.

         4.25 The Warranties of Seller and Contab contained in this Agreement shall be true and complete in all material respects when made and on and as of the Closing Date as though such warranties were made at and as of such date.

5.  REPRESENTATIONS AND WARRANTIES OF BUYER

         Buyer hereby makes the following representations and warranties to Seller and Contab on behalf of itself and any Purchasing Subsidiary which purchases the Shares at Closing.

         5.1 Authority. The Buyer has the legal right, power and authority to enter into this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the necessary corporate action of Buyer and/or Purchasing Subsidiary, and this Agreement constitutes the legal and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.

         5.2 Restrictions.

         5.2.1 Neither the execution of this Agreement nor the consummation of the
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transactions contemplated hereby will conflict with or result in a breach of, or give rise to a right of termination of, or accelerate the performance required by, any terms of any court order, consent decree, agreement or permit to which Buyer and/or Purchasing Subsidiary are subject or a party, or constitute a default thereunder, or result in the creation of any Security Interest upon any of Buyer's and/or Purchasing Subsidiary's assets, or violate any of the provisions of the By-Laws or other statutory documents of Buyer and/or Purchasing Subsidiary.

         5.2.2 There is no lawsuit, proceeding or investigation pending or, to the knowledge of Buyer and Purchasing Subsidiary, threatened against Buyer and/or Purchasing Subsidiary which might prevent the consummation of any of the transactions contemplated by this Agreement.

6.  PRE-CLOSING UNDERTAKINGS

         6.1 Offer to the Sellers' shareholders

         6.1.1 In preparation for the sale of the Shares to the Buyer, the Seller shall, immediately following the signing of this Agreement, cause the Board of Directors of the Seller to call a meeting of the Sellers' shareholders and extend to such shareholders the opportunity to acquire shares in the Company in proportion to their respective holdings in the capital of the Seller at a price of US$ 0.2028 per share. Seller shall obtain Buyer's prior written approval of all information to be disclosed to Seller's shareholders in connection with Seller's actions under this Clause, except for disclosures required by applicable law or demanded by any governmental authority, which will be communicated to Buyer before disclosure.

         6.1.2 On the first business day following such meeting of the shareholders of the Seller, the Board of Directors of the Seller will publish a summary of the meeting confirming the offer to sell the Shares to shareholders of the Seller. This offer will be valid for a term of 30 days.

         6.1.3 The Seller shall be responsible for selling directly to its own stockholders the Shares of the Company that they may be entitled to acquire by virtue of their preemptive rights. Such sale shall occur immediately following the closing of the offer referred to in Clause 6.1.2.

         6.1.4 Contab undertakes that, to the extent any of the shareholders of the Seller express their intention to purchase Shares in addition to their proportional entitlement it will exercise its own pre-emptive rights to acquire its proportionate entitlement and as many Shares in excess of its proportionate entitlement as it is legally able. In such case, Contab shall become the record owner of the Sale Shares and shall sell the Sale Shares to Buyer.

         6.1.5 If no shareholder of Seller exercises pre-emptive rights, Contab shall not exercise its pre-emptive rights and Seller shall sell 100% of the Sale Shares to Buyer.

         6.2      Conduct of the Business Pending the Closing

         6.2.1 Pending the Closing the Seller and/or Contab shall ensure that, unless otherwise agreed by the Buyer in writing:

         (a) the Company shall carry on its business in the Ordinary Course of Business consistent with past practice and shall not make (or agree to make) any payment other than routine payments in the Ordinary
         Course of Business;

         (b) the Company shall take all reasonable steps to preserve and protect its Assets and Seller and/or Contab shall notify Buyer promptly of any material damage to or destruction of the Assets;

         (c) no dividend or other distribution shall be declared paid or made by the Company, other than the Hotel Dividend and the Pre-Sale Dividend;

         (d) no share or loan capital shall be allotted or issued or agreed to be issued by the Company;

         (e) the Company shall not satisfy or discharge any lien, or pay any loan, obligation or other liability other than current liabilities incurred in the Ordinary Course of Business;

         (f) the Company shall not make any general wage or salary increase or increase in the compensation payable or to become payable to any officers, management or employees including pension benefits;

         (g) the Company shall not mortgage, pledge, charge or subject to lien or encumbrance any of its Assets;

         (h) the Company shall not sell or transfer any of its Assets or pre pay or cancel any debts or claims in either case having a value in excess of US$ 100,000 except, in each case, in the Ordinary Course of Business;

         (i) the Company shall not sell, assign or grant any Intellectual Property Rights to any person or entity;

         (j) the Company shall not acquire any other business, any assets for an amount in excess of $100,000 or enter into any licensing arrangements or joint venture;

         (k) the Company shall not materially change the terms and conditions applicable to the sale of its products, other than in the Ordinary Course of Business, provided that the Company shall promptly notify Buyer of such change;

         (l) the Company shall not borrow or lend any money of the Company other than in the Ordinary Course of Business and there shall be no third party debt (other than debts arising in the ordinary course of trading) on the balance sheet of the Company as of the Closing Date; and

         (m)      the Company shall not breach any material contracts;

         6.2.2. Seller and Contab undertake that the Buyer's representatives shall be allowed, upon reasonable notice and during normal business hours, access to the premises, books and records of the Company, together with the right to take copies.

         6.2.3 Seller undertakes to ensure that the Company has certificates showing ownership of all Real Property in effect as of December 1st, 1997.

         6.2.4 The Seller agrees to procure that an audit of the financial statements of the Company in respect of the year ended 31 December 1997 by the Seller's public accounting firm shall occur in the normal course of events.

7        CONDITIONS PRECEDENT TO CLOSING

         7.1      Conditions to the Obligation of Seller or Contab to Close.

         The obligations of the Seller or Contab to perform their obligations under this Agreement on the Closing Date shall be conditional upon the following conditions having been met or waived on or before the Closing Date:

         (a) the completion of the offer of the Shares to the shareholders of the Seller as set out in Clause 6.1;

         (b) the purchase by the Seller from the Company of the Hotel and the payment by the Company of the Hotel Dividend.

         (c)      the payment of the Pre Sale Dividend;

         (d) the settlement of the inter-company accounts between the Company and the Seller;

         (e) the execution by the Seller and the Company of the Claims Assignment Agreement;

         (f) the payment to the Company by the Seller of R$ 4,848,960 in respect of the assignment of the claims and credits referred to in the Claims Assignment Agreement;

         (g) the execution of the documents and carrying out of the actions referred to in clauses (i) to (vii) of Schedule 5 in order to effect the separation of the Company from the system of private social security conducted by the Seller;

         (h) execution of notices cancelling all the insurance policies taken out by the Seller on behalf of the Company; and

         (i) there having been no breach of the Warranties of Buyer and/or Purchasing Subsidiary which would have a material adverse effect on the ability of the relevant company to complete the purchase of the Shares.

         7.2      Conditions to the Obligation of Buyer to Close.

         The obligation of Buyer to perform its obligations under this Agreement on the Closing Date shall be conditional upon the following conditions having been met or waived on or before the Closing Date:

         (a) the completion of the offer of the Shares at Closing to the Shareholders of the Seller as set forth in Clause 6.1;

         (b) delivery by the Company to the Buyer of bank statements showing that the cash balance of the Company on the Closing Date will be no less than the Reais equivalent (at the US$/Real commercial sell rate published in the Gazeta Mercantil on the Closing Date) of US$ 1,500,000;

         (c) delivery to the Buyer by the Seller or Contab of a schedule in the form set out in Schedule 6 spelling out the changes in the holding of the capital of the Company which occurred as a consequence of the actions referred under Clause 6.1 and a complete list of all the then current Shareholders of the Company;

         (d) adjustment of the balance sheet of the Company for the following items: (i) revaluation of finished goods inventories to the lesser of cost or net realizable value for all products sold below total cost; (ii) the write-off of the net book value of spare parts, machinery and equipment associated with the number 1 paper machine and number 1 coater; (iii) revaluation of the asset for fiscal incentive deposits to a net realizable value of not more than R$32,000 Reais; (iv) increase in the asset for deferred taxes to fully reflect 1997 tax losses generated; (v) write-off of deferred software costs; and (vi) increased provision for employee severance litigation claims of at least $300,000 Reais;

         (e) as soon as practicable following the execution of this Agreement, delivery by the Seller of all documents referenced in Disclosure Letter and its Exhibit 1 certified by the Seller as being the documents referenced in the Disclosure Letter and that the same documents were either available to Buyer in the Data

              Room during Buyer's due diligence review or were subsequently made available to Buyer;

       (f) the Buyer shall have entered into agreements with the Continuing Directors of the Company to be employed by the Company after the Closing;

       (g) there have been no breach of any of the Warranties of Seller which would have, individually or in the aggregate, a material adverse effect on the business and operations of the Company taken as a whole;

       (h) Seller and Contab shall have performed and complied in all material respects with all covenants, undertakings and agreements (except for the Warranties) required by this Agreement to be performed or complied with by Seller and Contab on or prior to the Closing Date;

       (i) Seller shall pay all real property transfer taxes due and any other transaction expenses or other taxes incurred in connection with the sale of the Hotel to the Seller by the Company;

       (j) Buyer shall have received the opinion of Seller's or Contab's legal counsel dated the date of the Closing, addressed to Buyer, in form and substance reasonably acceptable to Buyer;

       (k) between the date hereof and the Closing Date, there shall have been no material damage or loss to or destruction of the Assets.

       (l) between the date hereof and the Closing Date there shall have been material adverse change in the financial condition or the business operations of the Company taken as a whole directly attributable to the manner in which the Company is run between execution of this Agreement and the Closing Date;

       7.3 Termination. This Agreement may be terminated at any time prior to the Closing by mutual consent of Seller and Buyer.

       7.4 If any of the conditions precedent referred to above have not been fulfilled (or waived in the case of conditions contained in Clause 7.1 by the Seller, and in the case of conditions contained in Clause 7.2, by the Buyer) on or before June 30, 1998 then this Agreement (other than Clause 12.5) shall automatically terminate and none of the Parties shall have any claim of any nature whatsoever against the others under this Agreement, save in respect to any rights of a non-breaching Party arising from any breach of any Warranty, convenant undertakings or agreement of the breaching Party under this Agreement.

8.     CLOSING DATE AND PLACE

       8.1 Closing. The completion of the sale of the Sale Shares hereunder shall take place at the offices of the law firm of Trench, Rossie e Watanabe, in Rio de Janeiro, Brazil, within five business days after the satisfaction or waiver of the conditions precedent set out in Clause 7 or such other date as the Parties may agree, but in no event later than June 30, 1998.

       8.2 Action at Closing. At the Closing the following events shall take place:

       (a) the Seller shall execute and shall procure that the Company executes (and in the case of the Software Sharing Agreements shall procure the Sispro and Oracle execute) the following documents:

              (i)    the Supply Agreement;

              (ii)   the Art Coated Supply Agreement;

              (iii)  the Transitional Services Agreement;

              (iv)   the Software Sharing Agreement; and

       (b) The Buyer or its authorized agent shall deliver to the Seller or to Contab the confirmation of the wire transfer of funds in the amount of the Purchase Price to the accounts of Seller or Contab at Banco Chase Manhattan S.A., Sao Paulo, Brazil, Account No. 001-1-116605 with Chase Manhattan Bank N.A., New York in favor of Souza Cruz S/A, whichever is relevant.

       (c) At the Closing, the Seller and / or Contab as the case may be shall deliver to the Buyer the Book of Transfer of Registered Shares and the Book of Register of Nominative Shares of the Company with the respective entries assigning and transferring the Sale Shares to the Buyer or to the Purchasing Subsidiary;

9.     ACTIONS SUBSEQUENT TO CLOSING

       9.1 Submission to CADE. On or immediately following the date of this Agreement the Parties shall jointly submit to CADE the necessary documents so that CADE may approve the transactions contemplated by this Agreement.

       9.2 Co-Operation Between The Parties. The Parties acknowledge their mutual interest to ensure that the transactions contemplated by this Agreement are approved by CADE as soon as possible, following the execution of this Agreement and consequently Buyer and Seller agree to co-operate and take all such actions as are necessary to obtain such approval. In connection therewith, it is hereby agreed that any form of written communication or other furnishing of information to be given to CADE for the purpose of obtaining its approval be jointly prepared and agreed by both the Buyer and the Seller and that any contact, consultation, meeting, request, solicitation or other form of communication with CADE be made jointly by Buyer and Seller unless otherwise agreed by them.

       9.3 Financial Statement Preparation as of the Closing Date. Seller will have undertaken the activities associated with a normal year-end closing of the financial books and records of the Company for the purposes of preparing a complete set of financial statements to include Balance Sheet, Income and Cash Flow statements as of the Closing Date within five Business Days after the Closing Date. Such normal activities will be completed using past accounting practices consistently applied. Adjustments shall be made to the Company's Closing balance sheet for the following items: collection of any accounts receivable and payment of any accounts payable between the Company and the Seller, transfer of the tax refunds and recoverable taxes described in Schedule 4 and recording of the Hotel Dividend and Pre-sale Dividend.

10.    THE SELLER'S INDEMNIFICATION

       10.1 Indemnification. Subject to Clauses 7.4 and 11 hereunder the Seller and Contab, jointly and severally, agree to indemnify and hold the Buyer harmless from any loss, claim, damage, attorney fees, or other cost or expense (referred to herein as "Loss") incurred by the Company or the Buyer for any breach by the Seller or Contab of the Warranties, undertakings, covenants and agreements contained herein.

       10.2 Survival of Representations, Warranties and Undertakings. Notwithstanding the closing of the transactions contemplated by this Agreement the Warranties, covenants, undertakings and agreements required by this Agreement shall, subject to Clause 11.2, survive the Closing Date.

11.    LIMITATION ON WARRANTY CLAIMS

       11.1 Disclosure. The Buyer shall not be entitled to make a claim for breach of Warranty to the extent that with respect to each Warranty in Clause 4 Seller and/or Contab has stated an exception to each such Warranty and has adequately described the nature and extent of such exception or the matter giving rise to such breach has been fully and properly disclosed in the Disclosure Letter.

       11.2   Limitations

       11.2.1 The Seller shall not be liable for any Relevant Claim:

       (I) unless the Seller receives from the Buyer written notice containing details of the Relevant Claim, including the Buyer's estimate of the amount of such Relevant Claim on or before the expiry of three months following completion of the audit of the financial statements of the Company for the financial year ended 31 December, 1998 except for Relevant Claims relating to Clauses 4.17 and 4.19 which must be received by Seller prior to the fifth anniversary of the Closing Date, and relating to Clause 4.16, which must be received by Seller prior to the second anniversary of the Closing Date;

       (II) unless the aggregate amount of the liability of the Seller for all Relevant

       Claims exceeds US$ 500,000 (in which event the Seller shall only be liable for any amount above such threshold figure).

       11.2.2 The aggregate amount of the liability of the Seller for all Relevant Claims shall not exceed US$ 62,000,000.

       11.2.3 Any Relevant Claim notified in accordance with Clause 11.2.1 and not satisfied, settled or withdrawn on expiry of the period of 6 months starting on the day of notification of the Relevant Claim is unenforceable against the Seller unless Buyer has requested or otherwise initiated arbitration proceedings in respect of the Relevant Claim pursuant to Clause 12.6.

       11.2.4 The Seller and Contab are not liable in respect of a Relevant
Claim:

       (a) to the extent that matter giving rise to the Relevant Claim would not have arisen but for:

              (i) any event, act, transaction or omission undertaken by the Buyer or the Company (or a direct employee or agent of the Buyer or of the Company) after the Closing Date; or

              (ii) the passing of or a change in any law, rule or regulation after the Closing Date;

       (b) to the extent that the matter giving rise to the Relevant Claim is an amount for which the Company has a full right of recovery against or an indemnity from a person other than the Seller or Contab whether under a provision of applicable law, insurance policy or otherwise except that Seller's and Contab's indemnification obligation respecting such Relevant Claim shall not expire and shall be extended for one year beyond the date on which Buyer has given Seller or Contab notice of its lack of success in obtaining a full recovery from such third party;

       (c) to the extent that the matter giving rise to the Relevant Claim was properly reserved against in the Financial Statements;

       11.2.5. Subject to Clause 11.2.1, if the Buyer becomes aware of any matter which might give rise to a Relevant Claim:

       (a) The Buyer shall promptly give written notice to the Seller of the matter and shall consult with the Seller in respect of such matter;

       (b) The Buyer shall provide the Seller or Contab and their advisors with reasonable access to premises and personnel and to relevant assets, documents and records within the Buyer's possession or control for the purpose of investigating the matter and enabling the Seller to take the action referred to in Clause 11.2.5 (d);

       (c) The Seller (at its cost) may take copies of the documents and records and photograph the premises or assets referred to in Clause
       11.2.5 (b);

       (d)    The Buyer shall:

              (i) take such action and institute such proceedings and give such information and assistance, as the Seller may reasonably request, to dispute, resist, appeal, compromise, defend, remedy or mitigate the matter;

              (ii) if the Seller or Contab requests, allow the Seller or Contab the exclusive conduct of any proceedings in connection with a Relevant Claim and in each case on the basis that the Seller or Contab shall fully indemnify the Buyer for any Loss incurred as a result of any such request or nomination by the Seller or Contab.

       11.2.6 The Buyer shall not admit liability in respect of or compromise or settle any matter the subject of a Relevant Claim without the prior written consent of the Seller (not to be unreasonably withheld or delayed).

       11.2.7 If the Seller pays to the Buyer any amount in respect of a Relevant Claim and the Buyer subsequently recovers from any other person an amount which constitutes a recovery attributable to the subject matter of the Relevant Claim:

       (a) if the amount paid by the Seller or Contab in respect of the Relevant Claim is more than the amount recovered from a third party the Buyer shall immediately pay to the Seller the amount recovered from such third party; or

       (b) if the amount paid by the Seller in respect of the Relevant Claim is less than the sum received from a third party the Buyer shall immediately repay to the Seller an amount equal to that amount paid by the Seller.

       11.2.8 Nothing in this Agreement shall restrict or limit the Buyer's general obligation at law to mitigate any loss or damage which may occur in consequence of a matter giving rise to a Relevant Claim.

12.    GENERAL PROVISIONS

       12.1 Further Assurances. The Parties each agree to execute such other documents or agreements as may be necessary or desirable for the implementation of this Agreement and the consummation of the transactions contemplated hereby.

       12.2 Notices. Any notice required to be given under this Agreement must be given in writing and will be effective on receipt when delivered by registered mail or by facsimile confirmed by the sending of the original by registered mail to the Party at the address stated herein or to such other address as such party may designate by written notice in accordance with the provisions of this Clause.

to Buyer:            Wayne H. Deitrich
                     Chairman and Chief Executive Officer
                     Schweitzer-Mauduit International, Inc.
                     100 North Point Center East
                     Suite 600
                     Alpharetta, Georgia 30022-8246
                     Fax No.: (770) 569-4275

with copy to:        William J. Sharkey, Esq.
                     General Counsel
                     Schweitzer-Mauduit International, Inc.
                     100 North Point Center East
                     Suite 600
                     Alpharetta, Georgia 30022-8246
                     Fax No.: (770) 569-4275

to the Seller and Contab:

                     Marcio Fernandes
                     Director of Legal Services
                     Souza Cruz S.A.
                     Rua da Candelaria, 66
                     20092-900 - Rio de Janeiro - RJ
                     Fax No.: (021) 276-9886

       12.3 Entire Agreement. This Agreement, together with all attachments, schedules and the Disclosure Letter, with its exhibits referenced herein and the Confidentiality Agreement is the Parties' entire agreement. It supersedes all prior or contemporaneous oral or written communications, proposals and representations with respect to its subject matter and prevails over any conflicting or additional terms of any quote, order, acknowledgement or similar communications between the Parties during the term of this Agreement. No modification to this Agreement will be binding, unless in writing and signed by a duly authorized representative of each party.

       12.4 Successors. This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and assigns; provided, however, that this Agreement and all rights and obligations hereunder may not be assigned or transferred by an Party without the prior written consent of the other Party hereto; provided, however, that the Buyer may, without the consent of the Seller (i) grant a security interest in its rights under this Agreement to a lender financing Buyer's purchase of the Sale Shares as security for Buyer's obligation to such lender and (ii) assigns its rights hereunder to one or more subsidiaries of Buyer, but no such grant of security interest or assignment shall release the Buyer from its obligations hereunder.

     12.5 Confidentiality. Each Party shall hold confidential all information obtained in connection with the proposed transaction with respect to the other Parties except for information which is otherwise public knowledge, independently known or developed, received from a third party not subject to an obligation of confidentiality or in the public domain through no fault of the receiving party. Each Party hereto shall keep confidential the terms and conditions of this Agreement, including, without limitation, the consideration to be paid hereunder, except to the extent that disclosure of such information is necessary or desirable for consummation of this Agreement, including without limitation the information to be supplied to the Seller's minority shareholders in connection with the steps referred to in Clause 6.1, disclosures required by applicable law in Brazil or in the United States or demanded by any governmental authority, or with the consent of all other Parties. Neither Seller, Contab, Buyer or Purchasing Subsidiary shall make any publicity, release or announcement concerning this Agreement or the transactions contemplated hereby without the approval of the other party hereto, except as may be required by law.

     12.6 Applicable Law and Arbitration. This Agreement shall be governed by and construed and enforced in accordance with the laws of Brazil. Any claim or dispute that arises out of this Agreement, or any subject of this Agreement (any such claim or dispute being hereinafter called a "Dispute") shall be resolved by binding arbitration in accordance with the Commercial Arbitration Convention Rules of the Inter-American Commercial Arbitration Convention ("IACAC") and shall occur at Miami, Florida, before one neutral arbitrator who shall be a lawyer with at least fifteen years experience in commercial law and who shall be fluent in English. The arbitration shall be conducted in the English language only. All documents relevant to the dispute shall be made available to the other party for review and copying no later than 60 days after the demand for arbitration is served. The arbitrator may grant injunctive relief, but may not award punitive damages. The award shall be enforceable under IACAC rules and Brazilian law, and judgement upon the award rendered by the arbitrator may be entered in any court having jurisdiction. Notwithstanding the above, a party may bring court proceedings against any other party to obtain preliminary injunctive relief pending completion of the arbitration, or as part of litigation commenced by a third party.

     12.7 Expenses. Seller and Buyer shall each bear the cost of their respective legal counsel, advisors, consultants, brokers and the like incurred in the preparation and negotiation of the Agreement, and none of the Parties shall be liable to the other for any costs, expenses or claims related thereto, except for those expenses or claims resulting from any breach of Warranties and representations hereunder.

     12.8 Severability. If at any time subsequent to the date hereof, any provisions of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no effect upon and shall not impair the enforceability of any other provision of this Agreement.

     12.9 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

     12.10 Joint and Several Liability. All obligations and liabilities of Seller and Contab under this Agreement are joint and several. Buyer undertakes to procure that Purchasing Subsidiary complies with all its obligations under this Agreement jointly and severally with the Buyer.

     12.11 Headings. All headings in this Agreement are for convenience only and shall have no effect on the interpretation or construction hereof.

     12.12 The Schedules and the Disclosure Letter with its exhibits referred to in this Agreement are incorporated herein and constitute a part of this Agreement.


     IN WITNESS WHEREOF, the Parties hereto have duly executed this Agreement as of the day and year first above written.



                                                       Rio de Janeiro, Brazil.

               SOUZA CRUZ S.A.

               /s/ Milton de Carvalho Cabral
               ------------------------------
                   Milton de Carvalho Cabral

               CONTAB PARTICIPACOES LTDA.

               /s/ Milton de Carvalho Cabral
               ------------------------------
                   Milton de Carvalho Cabral


               SCHWEITZER-MAUDUIT INTERNATIONAL, INC.

               /s/ Wayne H. Dietrich
               ------------------------------


Witnesses:


/s/
------------------------------


/s/
------------------------------

                               Index of Schedules
                        to the Stock Purchase Agreement



Schedule 1     Software Sharing Agreements

Schedule 2     Transitional Services Agreement

Schedule 3     Supply Agreement

Schedule 4     Credits to be Assigned by the Company to the Seller

Schedule 5     Pension Funds

Schedule 6     Capital of the Company - Changes

Schedule 7     Claims Assignment Agreement

Schedule 8     Art Coated Supply Agreement







                     [All Schedules Intentionally Omitted;
                    will be furnished supplementally to the
                           Commission upon request.]